

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 29, 2014

BY E-Mail

Elisabeth M. Bentzinger
Sutherland, Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

>   Re: Protective Investors Choice VUL
>   Protective Variable Life Separate Account
>   Protective Life Insurance Company ("Protective")
>   Initial Registration Statement on Form N-6 (File No. 333-194115)

 Dear Ms. Bentzinger:

The staff has reviewed the above-referenced initial registration statement, which the U.S. Securities & Exchange Commission received on February 25, 2014. This initial registration statement received a full review. Based on our review, we have the following comments. All page numbers refer to a courtesy copy provided by Protective.

Prospectus Comments

1. **General Comment** - Please remove the mandatory arbitration provision as such provisions are not consistent with the Securities Act of 1933.

2. **Purposes of the Policy –** Please clarify, in the prospectus, whether the term "replacement" refers to replacement of insurance coverage or something else. (page 3)

3. **Death Benefit –** Please revise the following statement for clarity "[t]he minimum death benefit is the amount of level death benefit that the Policy Value would purchase if paid as a net single premium at such time."

4. **Withdrawals** – Please clarify that you can surrender the policy at any time. (page 4).

5. **ExtendCare Chronic Illness Accelerated Death Benefit Rider –** Please clarify if the monthly charge assessed is upon issuance of the rider or when the rider is utilized. (page 5)

6. **Overloan Protection Endorsement** – The phrase, "…and certain other conditions have been met" is broad. Please include all conditions as several other conditions are already listed. (page 5)

7. **Risk of Lapse** – Please clarify the conditions in the following sentence to reduce potential confusion, "(I)f the lapse protection provision is not in effect, then if your Surrender Value (without taking into account any liens on the Policy) on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin." (page 5)

8. **Credit Risk** – Please include credit risk as a risk of investing in the policy. The disclosure should include language to the following effect: "Any guarantees under the Policy, including the death benefit, that exceed the value of your interest in the separate account are paid from our general account (not the separate account). Therefore, any amounts that we pay under the contract in excess of your interest in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments." (page 5)

9. **Fee Table**

   a. Please explain supplementally why different characteristics for a representative contract owner are used with different fees. (page 8)

   b. Disability Benefit Rider – Please reflect the charge on a per $1,000 basis. (page 11)

10. **Net Premium Allocations** – Please clarify whether "premium" and "premium payments" are synonymous and have the same meaning in the following sentence, "However, premium will not be accepted in connection with an increase in Face Amount until underwriting has not been completed." Please consider using a unified term for premium payments throughout the registration statement. Also, please confirm that the phrase "until underwriting has not been completed" is the intended text. If so, please explain. (page 14)

11. **Death Benefit proceeds** – The prospectus states that "any death benefit payment we make in excess of the Policy Value, including payments under any rider, is subject to our financial strength and claims-paying ability." Please consider the accuracy of this statement and whether it may be more appropriate to replace "Policy Value" with "Variable Account Value". (page 15)

12. **Increasing the Face Amount** – The policy's administrative fee appears to be an $8 fee assessed each month for the life of the policy. However, disclosure regarding face amount increase states "[a]n administrative fee will be charged for the first twelve months following an increase in the Face Amount." Please clarify whether the fee would be $16 for the first twelve months following a face amount

increase or how this fee might otherwise be assessed. If the fee may be $16 in a given month, please revise the fee table accordingly. (page 16)

13. **Settlement Options –** Please clarify the sentence under Option 3 which states, "This rate will not be less than the equivalent of 1% per year." Does this mean that the rate will be more than 1% per year? Please also apply to Option 4 and throughout the prospectus. (page 17)

14. **Transfers of Policy Value –** In the first paragraph, please provide more information regarding when the fixed account will not be available (*i.e.* does the lapse protection provision impact when the fixed account will not be available?) (page 17)

15. **Lapse Protection – Calculation of Values –** Please supplementally explain what the "1" refers to in the formulas (2c, 3ai, 3b). (page 23)

16. **Selection of Funds** – Please explain supplementally whether purchasers will be notified that the lapse protection provision will not remain in effect, if they allocate Net Premium or transfer Policy Value to the Aggressive Growth Model Portfolio, the only portfolio that will not satisfy the Lapse Protection Allocation Guidelines (page 26 and page 36)

17. **Fixed Account**

    a. Please state that the fixed account may not always be available, as disclosed in the Summary section. (page 29)

    b. Please remove the following phrase: "…as a result, the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Account" as this is an untrue statement. (page 29)

18. **Monthly Administration Fee** – Please disclose what is being provided in consideration for the monthly administration charge. (page 41)

19. **Overloan Protection Endorsement** (page 47)

    a. Please clarify the purpose of the rider.

    b. Please explain what the death benefit is under the rider.

    c. Please confirm supplementally the operation of bullet #5. Face amount tends to be a high multiple of contract value. Therefore, it seems unlikely that policy debt might approach the policy's face amount.

20. **Income Provider Option Pre-Determined Death Benefit Payout Endorsement** - Please clarify how this Rider is different from one of the settlement options. (page 48)

General Comments:

21. **EDGAR Series and Class Identifiers** - Please confirm supplementally that the policy name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

22. **Guarantees and Support Agreements** – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's obligations under the policy or whether the company will be primarily responsible for meeting any such obligations.

23. **Material Information** – Please note that the filing has material information missing or information that needs to be updated (including brackets, blanks). Please confirm that all missing information will be filed with the Commission.

24. **Tandy Representation –** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6478. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at vroman-leea@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel
Disclosure Review Office